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+                                                                              +
+The information in this prospectus is not complete and may be changed. We may +
+not sell these securities until the registration statement filed with the     +
+Securities and Exchange Commission is effective. This prospectus is not an    +
+offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
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               PRELIMINARY PROXY STATEMENT--SUBJECT TO COMPLETION

                                     [LOGO]

                                CBS CORPORATION
                              51 West 52nd Street
                            New York, New York 10019

                                                           November ., 1999

Dear CBS Shareholder,

  You are cordially invited to attend a special meeting of shareholders of CBS Corporation to be held on ., 1999 at ., New York, New York, commencing at . a.m., eastern standard time.

  At the special meeting, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of September 6, 1999, as amended and restated as of October 8, 1999 and as of November ., 1999, among CBS, Viacom Inc. and Viacom/CBS LLC, which provides for the merger of CBS and Viacom or, under specified circumstances, a wholly owned subsidiary of Viacom. Under the terms of the merger agreement, each issued and outstanding share of CBS common stock will be converted into the right to receive 1.085 shares of Viacom non-voting Class B common stock and each issued and outstanding share of CBS Series B preferred stock will be converted into the right to receive 1.085 shares of Viacom Series C preferred stock. Both Viacom's Class B common stock and CBS' common stock are listed and traded on the New York Stock Exchange.

  The merger agreement advances the vision we share with Viacom of building the preeminent global media and entertainment company. The combination of our companies, our powerful brands and our highly complementary businesses will create a company we believe is uniquely qualified to capitalize on new opportunities domestically and around the world.

  Your participation in the special meeting, in person or by proxy, is important. Even if you anticipate attending in person, we urge you to mark, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope to ensure that your shares of CBS common stock and CBS Series B preferred stock will be represented at the special meeting. If you do attend in person, you will be entitled to vote your shares in person.

  The joint proxy statement/prospectus that accompanies this letter contains information about Viacom and CBS and describes in detail the merger and related matters. Attached to the joint proxy statement/ prospectus is a copy of the merger agreement, related agreements and other important information.

  Thank you, and we look forward to seeing you at the special meeting.

                               Very truly yours,

    David T. McLaughlin                        Mel Karmazin
                                  President and Chief Executive Officer
Chairman of the Board

  For a discussion of risk factors which you should consider in evaluating the merger, see "Risk Factors" beginning on page ..

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


   This joint proxy statement/prospectus is dated ., 1999, and is first being mailed to shareholders on or about ., 1999.